UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   McCabe, Thomas E.
   1900 Gallows Road
   Vienna, VA  22182
   U.S.
2. Issuer Name and Ticker or Trading Symbol
   GRC International, Inc.
   GRH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   3/97
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.10 par valu|3/31/9|A   |V|742.8444          |(A)|$4.356     |                   |      |                           |
e                          |7     |    | |                  |(1)|           |                   |      |                           |
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Common Stock, $.10 par valu|4/7/97|A   |V|2,508             |(A)|$5.452     |                   |      |                           |
e                          |      |    | |                  |(2)|           |                   |      |                           |
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Common Stock, $.10 par valu|4/7/97|D   |V|326               |(D)|$5.125     |                   |      |                           |
e                          |      |    | |                  |(2)|           |                   |      |                           |
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Common Stock, $.10 par valu|4/7/97|F   |V|1,181             |(D)|$5.125     |5,976.2696(3)      |      |                           |
e                          |      |    | |                  |(2)|           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Employee Stock Option |$7.31   |     |    | |           |   |(4)  |11/4/|Common Stock|5,000  |       |5,000       |(D)|            |
                      |        |     |    | |           |   |     |98   |            |       |       |            |   |            |
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Employee Stock Option |$15.44  |     |    | |           |   |(4)  |11/4/|Common Stock|10,000 |       |10,000      |(D)|            |
                      |        |     |    | |           |   |     |04   |            |       |       |            |   |            |
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Employee Stock Option |$23.19  |     |    | |           |   |(4)  |9/21/|Common Stock|10,000 |       |10,000      |(D)|            |
                      |        |     |    | |           |   |     |05   |            |       |       |            |   |            |
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Employee Stock Option |$34.25  |     |    | |           |   |(4)  |3/28/|Common Stock|5,000  |       |5,000       |(D)|            |
                      |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Employee Stock Option |$18.31  |     |    | |           |   |(4)  |9/26/|Common Stock|25,000 |       |25,000      |(D)|            |
                      |        |     |    | |           |   |     |06   |            |       |       |            |   |            |
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Cash Comp Replacement |(5)     |     |    | |           |   |(6)  |(6)  |Common Stock|3,670  |       |3,670       |(D)|            |
Option                |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Purchased under the Company's Employee Stock Purchase
Plan.
(2) Under the Cash Compensation Replacement Plan, Mr. McCabe purchased 2,508 shares of stock. The
Company retained 326 shares for 401(K) deferrals, and 1,181 shares for withholding taxes, leaving him a total of
1,001 new
shares.
(3) Includes 222.5697 shares in the Company's Deferred Income Plan and 2,197.6999 shares in the Company's
Employee Stock Purchase
Plan.
(4) 50% exercisable 2 years after grant; 75% exercisable 3 years after grant; and 100% exercisable 4 years after
grant.
(5) Exercise prices ranging from $3.267 to 9.429. Represents options granted in lieu of salary or bonus otherwise
payable.
(6) Options granted in lieu of salary or bonus otherwise payable. 80% exercisable upon grant; 90% exercisable 2 years after grant; 95% exercisable 3 years after grant; and 100% exercisable 4 years after grant, no fixed expiration date, exercisable for 3 years after employee's
termination.
SIGNATURE OF REPORTING PERSON
/s/ Thomas E. McCabe